SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Material Contained in this Report

1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2022 – December 31, 2022) filed with the Tokyo Stock Exchange on Monday, February 6, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : February 6, 2023	By	/s/Yasuaki Mikami
Yasuaki Mikami
Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project

Consolidated Financial Results

April 1, 2022 – December 31, 2022

February 6, 2023

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2022 to December 31, 2022

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Nine Months Ended December 31, 2022

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
December 31, 2022	1,994,844	6.8%	237,308	(15.9%)	283,473	(10.5%)	211,388	0.0%
December 31, 2021	1,868,113	12.2%	282,119	45.6%	316,689	51.1%	211,341	48.8%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥151,512 million for the nine months ended December 31, 2022 (year-on-year change was a 43.5% decrease) and ¥268,097 million for the nine months ended December 31, 2021 (year-on-year change was a 107.0% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2022	178.63	178.41
December 31, 2021	175.17	174.98

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
December 31, 2022	14,553,890	3,358,224	3,255,412	22.4%
March 31, 2022	14,270,672	3,371,401	3,261,419	22.9%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2022	—	39.00	—	46.60	85.60
March 31, 2023	—	42.80	—	—	—

March 31, 2023 (Est.)	—	—	—	42.80	85.60

3. Forecast for the Year Ending March 31, 2023 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2023	250,000	(19.9%)

*Note 3:

Although forward-looking statements in this document are based on information currently available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoption of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,258,277,087 as of December 31, 2022, and 1,258,277,087 as of March 31, 2022.

2. The number of treasury stock was 85,170,332 as of December 31, 2022, and 62,914,027 as of March 31, 2022.

3. The average number of outstanding shares was 1,183,371,646 for the nine months ended December 31, 2022, and 1,206,467,458 for the nine months ended December 31, 2021.

The Company’s shares held through the Board Incentive Plan Trust (2,849,782 shares as of December 31, 2022, and 1,963,282 shares as of March 31, 2022) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

* These consolidated financial results from April 1, 2022 to December 31, 2022 are not subject to certified public accountant’s or audit firm’s quarterly review.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Nine Months Ended December 31, 2022

		Nine months ended December 31, 2021	Nine months ended December 31, 2022	Change
				Amount	Percent
Total Revenues	(millions of yen)	1,868,113	1,994,844	126,731	7%
Total Expenses	(millions of yen)	1,585,994	1,757,536	171,542	11%
Income before Income Taxes	(millions of yen)	316,689	283,473	(33,216)	(11)%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	211,341	211,388	47	0%
Earnings Per Share (Basic)	(yen)	175.17	178.63	3.46	2%
(Diluted)	(yen)	174.98	178.41	3.43	2%
ROE (Annualized)*1	(%)	9.1	8.6	(0.5)	—
ROA (Annualized)*2	(%)	2.04	1.96	(0.08)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2022 to December 31, 2022)

Total revenues for the nine months ended December 31, 2022 (hereinafter, “the third consolidated period”) increased 7% to ¥1,994,844 million compared to ¥1,868,113 million during the same period of the previous fiscal year due to increases in services income, finance revenues, and operating leases revenues despite a decrease in gains on investment securities and dividends.

Total expenses increased 11% to ¥1,757,536 million compared to ¥1,585,994 million during the same period of the previous fiscal year due to increases in services expense, interest expense and selling, general and administrative expenses.

Equity in net income (loss) of affiliates increased 116% to ¥18,275 million compared to ¥8,465 million and gains on sales of subsidiaries and affiliates and liquidation losses, net increased 3% to ¥26,872 million compared to ¥26,105 million during the same period of the previous fiscal year.

Due to the above results, income before income taxes for the third consolidated period decreased 11% to ¥283,473 million compared to ¥316,689 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders remained relatively flat at ¥211,388 million compared to ¥211,341 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the third consolidated period decreased 13% to ¥290,664 million compared to the same period of the previous fiscal year.

Since April 1, 2022, a portion of interest expenses and a portion of selling, general and administrative expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to their respective segments. As a result of these changes, segment data for the nine months ended December 31, 2021 has been retrospectively restated.

Segment information for the third consolidated period is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

	Nine months ended December 31, 2021 (millions of yen)	Nine months ended December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	61,871	56,444	(5,427)	(9)

	As of March 31, 2022 (millions of yen)	As of December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,516,795	1,515,425	(1,370)	(0)

Segment profits decreased 9% to ¥56,444 million compared to the same period of the previous fiscal year due to the absence of gains on investment securities and dividends resulting from the listing of an investee recorded in the same period of the previous fiscal year, and a decrease in services income resulting from the sale of the business of Yayoi Co., Ltd. in the three months ended March 31, 2022.

Segment assets totaled ¥1,515,425 million, remaining relatively unchanged compared to the end of the previous fiscal year.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Nine months ended December 31, 2021 (millions of yen)	Nine months ended December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	26,629	24,486	(2,143)	(8)

	As of March 31, 2022 (millions of yen)	As of December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	910,101	946,145	36,044	4

Segment profits decreased 8% to ¥24,486 million compared to the same period of the previous fiscal year. This decrease was due to a decrease in operating leases revenues due to a decrease in gain on sale of real estate under operating leases, and a decrease in sales of goods and real estate at DAIKYO INCORPORATED and its subsidiaries, partially offset by an increase in services income from operating facilities.

Segment assets increased 4% to ¥946,145 million compared to the end of the previous fiscal year due to an increase in inventories, investment in affiliates, and property under facility operations.

PE Investment and Concession: Private equity investment; concession

	Nine months ended December 31, 2021 (millions of yen)	Nine months ended December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	(10,570)	6,713	17,283	—

	As of March 31, 2022 (millions of yen)	As of December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	353,581	340,764	(12,817)	(4)

Segment profits increased by ¥17,283 million to ¥6,713 million compared to the same period of the previous fiscal year due to an increase in sales of goods and real estate, and due to the absence of write-downs of long-lived assets at an investee recorded in the same period of the previous year.

Segment assets decreased 4% to ¥340,764 million compared to the end of the previous fiscal year due to a decrease in inventories resulting from the sale of an investee.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and battery energy storage system; recycling and waste management

	Nine months ended December 31, 2021 (millions of yen)	Nine months ended December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	18,332	34,140	15,808	86

	As of March 31, 2022 (millions of yen)	As of December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	703,608	761,789	58,181	8

Segment profits increased 86% to ¥34,140 million compared to the same period of the previous fiscal year due to gains on the sale of shares of subsidiaries and affiliates due to the partial sale of an investee and due to an increase in services income resulting from the acquisition of a Spanish renewable energy business subsidiary in the second quarter of the previous fiscal year.

Segment assets increased 8% to ¥761,789 million compared to the end of the previous fiscal year due to an increase in advances for property under facility operations and an increase in property under facility operations primarily resulting from foreign exchange effects.

Insurance: Life insurance

	Nine months ended December 31, 2021 (millions of yen)	Nine months ended December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	44,669	24,010	(20,659)	(46)

	As of March 31, 2022 (millions of yen)	As of December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,072,145	1,944,773	(127,372)	(6)

Segment profits decreased 46% to ¥24,010 million compared to the same period of the previous fiscal year due to an increase in life insurance costs as a result of increased payouts to policy holders, despite an increase in life insurance premiums and related investment income in line with an increase in insurance contracts.

Segment assets decreased 6% to ¥1,944,773 million compared to the end of the previous fiscal year due to a decrease in investment in securities.

Banking and Credit: Banking; consumer finance

	Nine months ended December 31, 2021 (millions of yen)	Nine months ended December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	32,599	24,868	(7,731)	(24)

	As of March 31, 2022 (millions of yen)	As of December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,687,156	2,727,982	40,826	2

Segment profits decreased 24% to ¥24,868 million compared to the same period of the previous fiscal year due to the absence of gains on investment securities and dividends at ORIX Bank Corporation recorded in the same period of the previous fiscal year, and an increase in advertising expenses at ORIX Credit Corporation recorded in this period.

Segment assets increased 2% to ¥2,727,982 million compared to the end of the previous fiscal year due to an increase in installment loans.

Aircraft and Ships: Aircraft investment and management; ship-related finance and investment

	Nine months ended December 31, 2021 (millions of yen)	Nine months ended December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	2,841	17,007	14,166	499

	As of March 31, 2022 (millions of yen)	As of December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	684,098	695,819	11,721	2

Segment profits increased 499% to ¥17,007 million compared to the same period of the previous fiscal year due to an increase in equity in net income (loss) of affiliates at Avolon Holdings Limited, and an increase in operating leases revenues in our ship-related business and aircraft-related business.

Segment assets increased 2% to ¥695,819 million compared to the end of the previous fiscal year due to an increase in investment in affiliates primarily resulting from foreign exchange effects, despite a decrease in investment in operating leases.

ORIX USA: Finance, investment and asset management in the Americas

	Nine months ended December 31, 2021 (millions of yen)	Nine months ended December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	67,433	33,032	(34,401)	(51)

	As of March 31, 2022 (millions of yen)	As of December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,364,142	1,454,653	90,511	7

Segment profits decreased 51% to ¥33,032 million compared to the same period of the previous fiscal year due to the absence of gains on investment securities and dividends and gains on sales of subsidiaries and affiliates resulting from the sales of investees recorded in the same period of the previous fiscal year, despite an increase in services income.

Segment assets increased 7% to ¥1,454,653 million compared to the end of the previous fiscal year primarily due to foreign exchange effects.

ORIX Europe: Asset management of global equity and fixed income

	Nine months ended December 31, 2021 (millions of yen)	Nine months ended December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	55,987	35,893	(20,094)	(36)

	As of March 31, 2022 (millions of yen)	As of December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	401,869	404,920	3,051	1

Segment profits decreased 36% to ¥35,893 million compared to the same period of the previous fiscal year due to a decrease in services income resulting from a decrease in the average amount of assets under management, and a decrease in gains on investment securities and dividends resulting from weaker market conditions.

Segment assets increased 1% to ¥404,920 million compared to the end of the previous fiscal year primarily due to foreign exchange effects, despite a decrease in investment in securities.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Nine months ended December 31, 2021 (millions of yen)	Nine months ended December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	35,108	34,071	(1,037)	(3)

	As of March 31, 2022 (millions of yen)	As of December 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,306,089	1,394,435	88,346	7

Segment profits decreased 3% to ¥34,071 million compared to the same period of the previous fiscal year due to the absence of gains on the sale of shares of subsidiaries and affiliates due to the sale of some investees in Greater China in the same period of the previous fiscal year, despite an increase in operating leases revenues primarily in South Korea and Australia.

Segment assets increased 7% to ¥1,394,435 million compared to the end of the previous fiscal year due to an increase in net investment in leases and an increase in investment in operating leases primarily in South Korea, despite a decrease in installment loans in Greater China.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2022	As of December 31, 2022	Change
				Amount	Percent
Total Assets	(millions of yen)	14,270,672	14,553,890	283,218	2%
(Segment Assets)		11,999,584	12,186,705	187,121	2%
Total Liabilities	(millions of yen)	10,899,271	11,194,692	295,421	3%
(Short-term and Long-term Debt)		4,866,685	5,205,254	338,569	7%
(Deposits)		2,276,158	2,310,212	34,054	1%
Shareholders’ Equity *1	(millions of yen)	3,261,419	3,255,412	(6,007)	(0)%
Shareholders’ Equity Per Share *2	(yen)	2,732.88	2,781.79	48.91	2%

*Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
*Note 2:	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 2% to ¥14,553,890 million compared to the end of the previous fiscal year due to increases in installment loans, investment in affiliates and other assets, partially offset by a decrease in investment in securities. In addition, segment assets increased 2% to ¥12,186,705 million compared to the end of the previous fiscal year.

Total liabilities increased 3% to ¥11,194,692 million compared to the end of the previous fiscal year due to increases in long-term debt and policy liabilities and policy account balances despite decreases in trade notes, accounts and other payable and current and deferred income taxes.

Shareholders’ equity remained flat at ¥3,255,412 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2022	As of December 31, 2022
Cash and Cash Equivalents		954,827	951,148
Restricted Cash		136,985	115,870
Net Investment in Leases		1,057,973	1,081,811
Installment Loans		3,862,604	3,921,205
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥151,601 million
December 31, 2022	¥182,700 million
Allowance for Credit Losses		(69,459)	(68,815)
Investment in Operating Leases		1,463,202	1,469,048
Investment in Securities		2,852,349	2,786,200
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥19,353 million
December 31, 2022	¥25,314 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2022
Amortized Cost	¥2,276,425 million
Allowance for Credit Losses	¥(153) million
December 31, 2022
Amortized Cost	¥2,460,127 million
Allowance for Credit Losses	¥(159) million
Property under Facility Operations		561,846	574,679
Investment in Affiliates		978,033	1,040,580
Trade Notes, Accounts and Other Receivable		359,949	369,666
Inventories		139,563	145,910
Office Facilities		240,421	239,660
Other Assets		1,732,379	1,926,928
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥5,214 million
December 31, 2022	¥5,138 million

Total Assets		14,270,672	14,553,890

Liabilities and Equity
Short-term Debt		439,639	445,537
Deposits		2,276,158	2,310,212
Trade Notes, Accounts and Other Payable		291,422	252,766
Policy Liabilities and Policy Account Balances		1,963,623	2,023,726
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥198,905 million
December 31, 2022	¥162,958 million
Current and Deferred Income Taxes		461,181	330,630
Long-term Debt		4,427,046	4,759,717
Other Liabilities		1,040,202	1,072,104

Total Liabilities		10,899,271	11,194,692

Redeemable Noncontrolling Interests		0	974

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		260,479	261,305
Retained Earnings		2,909,317	3,014,415
Accumulated Other Comprehensive Income (Loss)		(16,041)	(75,917)
Treasury Stock, at Cost		(113,447)	(165,502)

Total ORIX Corporation Shareholders’ Equity		3,261,419	3,255,412
Noncontrolling Interests		109,982	102,812

Total Equity		3,371,401	3,358,224

Total Liabilities and Equity		14,270,672	14,553,890

Note :	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2022	As of December 31, 2022
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(72,892)	(255,275)
Debt valuation adjustments	221	233
Defined benefit pension plans	(8,072)	(8,262)
Foreign currency translation adjustments	61,914	165,385
Net unrealized gains on derivative instruments	2,788	22,002

Total	(16,041)	(75,917)

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Revenues :
Finance revenues	209,143	237,008
Gains on investment securities and dividends	48,390	19,168
Operating leases	340,968	368,760
Life insurance premiums and related investment income	348,701	356,317
Sales of goods and real estate	323,918	316,979
Services income	596,993	696,612

Total Revenues	1,868,113	1,994,844

Expenses :
Interest expense	50,458	88,631
Costs of operating leases	241,114	249,541
Life insurance costs	263,004	290,345
Costs of goods and real estate sold	285,160	272,979
Services expense	356,548	421,259
Other (income) and expense	(8,762)	12,373
Selling, general and administrative expenses	378,524	412,287
Provision for credit losses	4,670	7,707
Write-downs of long-lived assets	15,068	1,807
Write-downs of securities	210	607

Total Expenses	1,585,994	1,757,536

Operating Income	282,119	237,308
Equity in Net Income of Affiliates	8,465	18,275
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	26,105	26,872
Bargain Purchase Gain	0	1,018

Income before Income Taxes	316,689	283,473
Provision for Income Taxes	100,961	66,815

Net Income	215,728	216,658

Net Income Attributable to the Noncontrolling Interests	4,387	5,247

Net Income Attributable to the Redeemable Noncontrolling Interests	0	23

Net Income Attributable to ORIX Corporation Shareholders	211,341	211,388

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(millions of yen)

	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Net Income :	215,728	216,658

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	12,573	(182,383)
Net change of debt valuation adjustments	(54)	12
Net change of defined benefit pension plans	166	(192)
Net change of foreign currency translation adjustments	40,352	107,330
Net change of unrealized gains on derivative instruments	5,686	21,177
Total other comprehensive income (loss)	58,723	(54,056)

Comprehensive Income	274,451	162,602

Comprehensive Income Attributable to the Noncontrolling Interests	6,354	11,065

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	25

Comprehensive Income Attributable to ORIX Corporation Shareholders	268,097	151,512

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Segment Information (Unaudited)

Segment Information by Sector

						(millions of yen)

	Nine Months ended December 31, 2021		Nine Months ended December 31, 2022		March 31, 2022	December 31, 2022
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services and Maintenance Leasing	337,945	61,871	321,647	56,444	1,516,795	1,515,425
Real Estate	294,257	26,629	288,293	24,486	910,101	946,145
PE Investment and Concession	281,009	(10,570)	312,090	6,713	353,581	340,764
Environment and Energy	107,167	18,332	168,419	34,140	703,608	761,789
Insurance	352,192	44,669	360,085	24,010	2,072,145	1,944,773
Banking and Credit	65,019	32,599	62,324	24,868	2,687,156	2,727,982
Aircraft and Ships	29,305	2,841	42,369	17,007	684,098	695,819
ORIX USA	122,697	67,433	135,261	33,032	1,364,142	1,454,653
ORIX Europe	171,017	55,987	157,653	35,893	401,869	404,920
Asia and Australia	108,878	35,108	142,719	34,071	1,306,089	1,394,435

Segment Total	1,869,486	334,899	1,990,860	290,664	11,999,584	12,186,705

Difference between Segment Total and Consolidated Amounts	(1,373)	(18,210)	3,984	(7,191)	2,271,088	2,367,185

Consolidated Amounts	1,868,113	316,689	1,994,844	283,473	14,270,672	14,553,890

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

Since April 1, 2022, a portion of interest expenses and a portion of selling, general and administrative expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to their respective segments. As a result of these changes, segment data for the nine months ended December 31, 2021 has been retrospectively restated.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in the difference between segment total and consolidated amounts.

(7) Subsequent Events

Acquisition of shares of DHC Corporation

On November 11, 2022, in an effort to expand the Group’s network in the healthcare business, the Company executed a share purchase agreement with Mr. Yoshiaki Yoshida, a major shareholder of DHC Corporation (hereinafter, “DHC”), and reached a basic agreement to acquire the shares of DHC. The Company acquired 91.1% of the total number of issued shares of DHC. As a result, DHC became a consolidated subsidiary of the Company on January 31, 2023.

The Company aims to acquire all issued shares of DHC, with the total acquisition consideration expected to be approximately ¥300 billion in cash.

As of February 6, 2023, the accounting for the acquisition was not yet complete.

Cancellation of Own Shares

The Company cancelled its own shares pursuant to the share cancellation policy approved at the Board of Directors meeting held on October 28, 2019. The details of the cancellation of the Company’s own shares subsequent to the balance sheet date are as follows:

• Class of shares cancelled	Common shares
• Number of shares cancelled	23,427,745 shares
• Cancellation date	January 20, 2023.